Exhibit 99.2

NICE LTD. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2020

IN U.S. DOLLARS

- - - - - - - - - -

NICE LTD. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2020	2019
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$344,098	$228,323
Short-term investments	758,918	210,772
Trade receivables (net of allowance for credit losses of $10,187 and $9,815 at June 30, 2020 and December 31, 2019, respectively)	301,951	319,622
Prepaid expenses and other current assets	132,929	116,972

Total current assets	1,537,896	875,689

LONG-TERM ASSETS:
Long-term investments	-	542,389
Other long-term assets	142,219	124,034
Property and equipment, net	142,999	141,647
Deferred tax assets	32,451	30,513
Operating lease right-of-use assets	100,891	106,196
Other intangible assets, net	377,355	411,019
Goodwill	1,428,097	1,378,418

Total long-term assets	2,224,012	2,734,216

Total assets	$3,761,908	$3,609,905

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

NICE LTD. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	June 30,	December 31,
	2020	2019
	Unaudited	Audited
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$27,731	$30,376
Deferred revenues and advances from customers	276,772	245,792
Current maturities of operating leases	21,128	21,519
Exchangeable senior notes	255,610	251,583
Accrued expenses and other liabilities	372,132	391,685

Total current liabilities	953,373	940,955

LONG-TERM LIABILITIES:
Deferred revenues and advances from customers	29,336	26,045
Accrued severance pay	14,947	14,596
Deferred tax liabilities	48,037	52,509
Loan	213,998	213,313
Operating leases	97,333	103,490
Other long-term liabilities	1,640	1,731

Total long-term liabilities	405,291	411,684

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS’ EQUITY:
Share capital-
Ordinary shares of NIS 1 par value:
Authorized: 125,000,000 (unaudited) shares at June 30, 2020 and December 31, 2019; Issued: 74,774,827 (unaudited) shares at June 30, 2020 and December 31, 2019; Outstanding: 62,726,944 (unaudited) and 62,398,221 shares at June 30, 2020 and December 31, 2019, respectively	18,961	18,961
Additional paid-in capital	1,607,270	1,568,035
Treasury shares at cost – 12,047,883 (unaudited) and 12,376,606 Ordinary shares at June 30, 2020 and December 31, 2019, respectively	(566,092)	(554,146)
Accumulated other comprehensive loss	(30,314)	(33,299)
Retained earnings	1,348,700	1,257,715

Total attributable to Nice Ltd’s shareholders	2,378,525	2,257,266

Non-controlling interests	24,719	-

Total shareholders’ equity	2,403,244	2,257,266

Total liabilities and shareholders’ equity	$3,761,908	$3,609,905

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

NICE LTD. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Six months ended June 30,
	2020	2019
	Unaudited	Unaudited
Revenues:
Products	$102,865	$132,049
Services	344,171	347,338
Cloud	356,572	278,054

Total revenues	803,608	757,441

Cost of revenues:
Products	11,277	11,532
Services	103,550	109,742
Cloud	160,991	140,541

Total cost of revenues	275,818	261,815

Gross profit	527,790	495,626

Operating expenses:
Research and development, net	106,537	93,022
Selling and marketing	197,321	196,945
General and administrative	89,511	78,743
Amortization of acquired intangibles	19,455	21,496

Total operating expenses	412,824	390,206

Operating income	114,966	105,420
Financial expenses and other, net	1,227	4,142

Income before taxes on income	113,739	101,278
Taxes on income	23,020	22,156

Net income	$90,719	$79,122
Less - net loss attributable to non-controlling interests	266	-

Net income attributable to Nice Ltd’s shareholders	$90,985	$79,122

Basic earnings per share	$1.45	$1.28

Diluted earnings per share	$1.39	$1.23

Weighted average number of shares used in computing:
Basic earnings per share	62,557	61,980

Diluted earnings per share	65,484	64,205

NICE LTD. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands (except per share data)

	Six months ended June 30,
	2020	2019
	Unaudited	Unaudited
Net income	$90,719	$	$ 79,122

Other comprehensive income, net of tax:

Change in foreign currency translation adjustment	(7,246)		(431)

Available-for-sale investments:
Change in net unrealized gains	13,072		5,867

Less - reclassification adjustment for gain realized and included in net income	(677)		(41)

Net change	12,395		5,826

Cash flow hedges:
Change in unrealized gains (losses)	(2,008)		4,142
Less - reclassification adjustment for net gains (losses) realized and included in net income	(156)		337

Net change	(2,164)		4,479

Total other comprehensive income	2,985		9,874

Comprehensive income	$93,704	$	$ 88,996

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

NICE LTD. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands

	Share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive loss	Retained earnings	Non-controlling Interest	Total equity

Balance as of January 1, 2020	$18,961	$1,568,035	$(554,146)	$(33,299)	$1,257,715	$—	$2,257,266
Stock-based compensation	—	47,506	—	—	—	—	47,506
Issuance of treasury shares under share-based compensation plan (499,235 ordinary shares)	—	(8,271)	15,620	—	—	—	7,349
Treasury shares purchased	—	—	(27,566)	—	—	—	(27,566)
Other comprehensive income	—	—	—	2,985	—	—	2,985
Minority interest related to acquisition	—	—	—	—	—	24,985	24,985
Net income attributable to Nice Shareholders	—	—	—	—	90,985	—	90,985
Net loss attributable to non-controlling interests	—	—	—	—	—	(266)	(266)

Balance as of June 30, 2020 (unaudited)	$18,961	$1,607,270	$(566,092)	$(30,314)	$1,348,700	$24,719	$2,403,244

	Share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive loss	Retained earnings	Total equity

Balance as of January 1, 2019	$18,849	$1,499,986	$(527,417)	$(46,616)	$1,071,811	$2,016,613
Exercise of share options	112	1,910	—	—	—	2,022
Stock-based compensation	—	35,933	—	—	—	35,933
Issuance of treasury shares under share-based compensation plan (72,706 ordinary shares)	—	(1,402)	2,597	—	—	1,195
Treasury shares purchased	—	—	(14,250)	—	—	(14,250)
Other comprehensive income	—	—	—	9,874	—	9,874
Net income	—	—	—	—	79,122	79,122

Balance as of June 30, 2019 (unaudited)	$18,961	$1,536,427	$(539,070)	$(36,742)	$1,150,933	$2,130,509

NICE LTD. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,

	2020	2019

	Unaudited	Unaudited

Cash flows from operating activities:

Net income	$90,719	$79,122
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	89,651	84,820
Stock-based compensation	46,632	35,316
Accrued severance pay, net	1,112	(1,937)
Amortization of premium and discount and accrued interest on marketable securities	(2,870)	(574)
Deferred taxes, net	(9,870)	(18,622)
Changes in operating assets and liabilities:
Trade receivables, net	14,793	20,112
Prepaid expenses and other current assets	(34,768)	(72,531)
Trade payables	(805)	3,718
Accrued expenses and other liabilities	(21,460)	9,616
Operating lease right-of-use assets	8,512	7,496
Deferred revenues	38,098	58,869
Long term liabilities	-	(280)
Operating lease liabilities	(9,689)	(9,159)
Amortization of discount on debt	4,875	4,469
Other	(527)	(47)

Net cash provided by operating activities	214,403	200,388

Cash flows from investing activities:

Purchase of property and equipment	(17,456)	(14,982)
Purchase of investments	(154,488)	(306,142)
Proceeds from investments	164,865	170,508
Payments for business and asset acquisitions, net of cash acquired	(50,836)	(25,788)
Capitalization of internal use software costs	(19,199)	(17,391)

Net cash used in investing activities	(77,114)	(193,795)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

NICE LTD. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,

	2020	2019

	Unaudited	Unaudited

Cash flows from financing activities:
Proceeds from issuance of shares upon exercise of options	7,349	3,018
Purchase of treasury shares	(27,601)	(14,715)
Capital lease payments	(177)	(440)

Net cash used in financing activities	(20,429)	(12,137)

Effect of exchange rate changes on cash	(1,085)	(244)

Net change in cash and cash equivalents	115,775	(5,788)
Cash and cash equivalents at the beginning of the year	228,323	242,099

Cash and cash equivalents at the end of the period	$344,098	$236,311

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

NICE LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 1:-  GENERAL

a.	General:

NICE Ltd. and its subsidiaries (the “Company”) is a global enterprise cloud software leader, serving two main markets, Customer Engagement and Financial Crime and Compliance. The Company’s core mission is to transform experiences to be extraordinary and trusted. The Company’s software is used by customer service organizations of enterprises of all sizes and verticals, and by compliance and fraud-prevention groups in leading financial institutions.

The Company helps organizations transform customer experiences with solutions aimed at understanding consumer journeys, creating smarter hyper-personalized connections, managing omnichannel interactions and providing digital-centric self-service capabilities. The Company also helps organizations transform their workforce experience with solutions aimed at engaging employees, optimizing operations and automating processes. Additionally, The Company helps financial services organizations make experiences safer with solutions aimed at predicting needs and identifying risks to prevent money laundering and fraud, as well as ensuring compliance in real-time.

NICE Ltd. is at the forefront of several industry technological disruptions: the growing maturity of analytics and AI, the adoption of cloud platforms by enterprises, the expansion of use of digital channels to communicate with customers, and the shift by financial institutions to integrated risk management solutions for end-to-end financial crime prevention. The Company’s solutions form a comprehensive and unified portfolio based on its unique domain expertise for driving customer experience transformation and preventing financial crime as well as enhancing public safety. These solutions are built on innovative cloud platforms that are digital-first, integrating advanced analytics, AI and automation in a wide range of business applications.

b.	Acquisitions:

1.	Acquisitions in 2020:

During the six months ended June 30, 2020, the Company acquired certain companies, accounted for a as business combination. The financial results of the acquired companies are included in the Company’s interim condensed consolidated financial statements, from their respective acquisition dates, and the results from these acquisitions individually and in aggregate, were not material to the Company’s interim condensed consolidated financial statements. In the aggregate, the total preliminary purchase price for these acquisitions was approximately $50,771. The Company preliminary recorded $22,968 of identifiable intangible assets, based on their estimated fair values, and $55,510 of residual goodwill. The preliminary fair value estimates for the assets acquired assumed for these acquisitions completed during the six months ended June 30, 2020 were based upon preliminary calculations and valuations, and the estimates and assumptions for these acquisitions are subject to change as the Company obtains additional information during the respective measurement periods (up to one year from the respective acquisition dates). The preliminary fair value of on non-controlling interest on acquisition date was approximately $24,985.

NICE LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 1:-  GENERAL (Cont.)

2.	Acquisitions in 2019:

During 2019, the Company acquired certain companies, accounted for a as business combination and an asset acquisition. The financial results of the acquired companies are included in the Company’s consolidated financial statements, from their respective acquisition dates, and the results from these acquisitions individually and in aggregate, were not material to the Company’s interim condensed consolidated financial statements. In the aggregate, the total preliminary purchase price for these acquisitions was approximately $26,671. The Company recorded $15,683 of identifiable intangible assets, based on their estimated fair values, and $14,480 of residual goodwill.

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES

a.	Unaudited interim condensed consolidated financial statements:

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim condensed financial information. In the opinion of management, the unaudited interim condensed consolidated financial statements include all adjustments of a normal recurring nature necessary for a fair presentation of the Company’s consolidated financial statements.

The balance sheet at December 31, 2019 has been derived from the audited consolidated financial statements of the Company at that date but does not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements.

The accompanying unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2019, included in the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on April 6, 2020. Results for the six months ended June 30, 2020 are not necessarily indicative of results that may be expected for the year ending December 31, 2020.

b.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

c.	Revenue recognition

The Company generates revenues from sales of software products, services and cloud, which include software license, software-as-a-service, network connectivity, hosting, support and maintenance, implementation, configuration, project management, consulting and training. The Company sells its products directly through its sales force and indirectly through a global network of distributors, system integrators and strategic partners, all of whom are considered end-users.

The Company recognizes revenues in accordance with ASC No. 606, “Revenue from Contracts with Customers” (“ASC 606”). Under the standard, the Company recognizes revenue when its customer obtains control of promised goods or services in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. To determine revenue recognition for contracts that are within the scope of the standard, the Company perform the following five steps:

NICE LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (Cont.)

1) Identify the contract(s) with a customer

A contract with a customer exists when (i) there is an enforceable contract with the customer that defines each party’s rights regarding the goods or services to be transferred and identifies the payment terms related to these goods or services; (ii) the contract has commercial substance; and (iii) the Company determines that collection of substantially all consideration for goods or services that are transferred is probable based on the customer’s intent and ability to pay the promised consideration. The Company applies judgment in determining the customer’s ability and intent to pay, which is based on a variety of factors, including the customer’s historical payment experience.

2) Identify the performance obligations in the contract

The Company enters into contracts that can include multiple performance obligations. The Company accounts for individual products and services separately if they are distinct – i.e., if a product or service is separately identifiable from other items in the contract and if a customer can benefit from it on its own or with other resources that are readily available to the customer.

3) Determine the transaction price

The transaction price is determined based on the consideration to which the Company will be entitled in exchange for transferring goods or services to the customer.

Payment terms and conditions vary by contract type. In instances where the timing of revenue recognition differs from the timing of invoicing, the Company determines its contracts generally to not include a significant financing component since the Company’s selling prices are not subjected to billing terms nor is its purpose to receive financing from its customers or to provide customers with financing. In addition, the Company uses the practical expedient and does not assess the existence of a significant financing component when the difference between payment and revenue recognition is a year or less.

Revenue is measured based on the consideration specified in a contract with a customer, excluding taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Company from a customer. The Company enters into contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations.

4) Allocate the transaction price to the performance obligations in the contract

The Company allocates the transaction price to each performance obligation identified based on its relative standalone selling price (“SSP”) out of the total consideration of the contract.

The Company uses judgment in determining the SSP. If the SSP is not observable through standalone transactions, the Company estimates the SSP taking into account available information such as geographic or regional specific factors, internal costs, profit objectives, and internally approved pricing guidelines related to the performance obligation.

The Company typically establish SSP range for its products and services, which is reassessed on a periodic basis or when facts and circumstances change. SSP for products and services can evolve over time due to changes in Nice Ltd. pricing practices that are influenced by intense competition, changes in demand for products and services, and economic factors, among others.

For product where the SSP cannot be determined based on observable prices, given the same products are sold for a broad range of amounts (that is, the selling price is highly variable), the SSP included in a contract with multiple performance obligations is determined by applying a residual approach whereby all other performance obligations within a contract are first allocated a portion of the transaction price based upon their respective SSPs, with any residual amount of transaction price allocated to these product revenues.

NICE LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (Cont.)

5) Recognize revenue when (or as) the entity satisfies a performance obligation

Revenue is recognized at the time the related performance obligation is satisfied by transferring the promised product or service to the customer. Software license revenues are recognized at the point in time when the software license is delivered and the customer obtains control of the asset. Support and maintenance service revenues are recognized ratably over the term of the underlying maintenance contract term. Renewals of maintenance contracts create new performance obligations that are satisfied over the term with the revenues recognized ratably over the period of the renewal.

Professional services revenues are recognized as services are performed.

The Company derives its cloud revenues from subscription services, which are comprised of subscription fees from granting customers access to the Company’s cloud computing services and from network connectivity.

Revenue from subscription services is recognized either ratably over the contract period or based on usage, and revenue from network connectivity is based on customer call usage and is recognized in the period the call is initiated.

As of June 30, 2020, the aggregate amount of the total transaction price allocated in contracts with original duration greater than one year of the remaining performance obligations was approximately $1,050,394. As of June 30, 2020, the Company expects to recognize the majority of the revenue of remaining performance obligation over the next 24 months. Such remaining performance obligations represent unsatisfied or partially unsatisfied performance obligations pursuant to ASC 606. The Company has elected the optional exemption, which allows for the exclusion of the amounts for remaining performance obligations that are part of contracts with an original expected duration of one year or less.

d.	Non-controlling interests

The interim condensed consolidated financial statements included Nice’s accounts and the accounts of our wholly- and majority-owned subsidiaries. Noncontrolling interest positions of our consolidated entity are reported as a separate component of consolidated equity from the equity attributable to Nice’s shareholders for the six months period ended June 30, 2020.

e.	Recently adopted accounting standards

On January 1, 2020, we adopted Accounting Standards Update No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, using the modified retrospective transition method. Upon adoption, we changed our impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost, including our accounts receivable. In addition, we modified our impairment model to the CECL model for available for sale (“AFS”) debt securities and discontinued using the concept of “other than temporary” impairment on AFS debt securities. CECL estimates on accounts receivable are recorded as general and administrative expenses on our condensed consolidated statements of income. CECL estimates on AFS debt securities are recognized in interest and other income (expense), net on our condensed consolidated statements of income. The cumulative effect adjustment from adoption was immaterial to our condensed consolidated financial statements. We continue to monitor the financial implications of the COVID-19 pandemic on expected credit losses.

NICE LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (Cont.)

There have been no material changes to our significant accounting policies from our Annual Report on Form 20-F for the fiscal year ended December 31, 2019, except for the policies noted below which changed as a result of the adoption of Topic 326.

•	Marketable Securities:

We hold investments in marketable securities, consisting of U.S. government securities, U.S. government agency securities, and investment grade corporate debt securities. As of June 30, 2020, the Company classifies its marketable securities as AFS investments in current assets because they represent investments of cash available for current operations.

The AFS investments are carried at estimated fair value with any unrealized gains and losses, net of taxes, included in accumulated other comprehensive income (loss) in shareholders’ equity. AFS debt securities with an amortized cost basis in excess of estimated fair value are assessed to determine what amount of that difference, if any, is caused by expected credit losses. Expected credit losses on AFS debt securities are recognized in financial expenses and other, net on the condensed consolidated statements of income, and any remaining unrealized losses, net of taxes, are included in accumulated other comprehensive income (loss) in shareholders’’ equity.

There were no any impairment charge for unrealized losses in the periods presented. Realized gains or losses on sale of marketable securities are determined based on a specific identification method, and such gains or losses are recorded as financial expenses and other, net.

•	Accounts Receivable and Allowances:

Accounts receivable are recorded and carried at the original invoiced amount less an allowance for any potential uncollectible amounts. The Company makes estimates of expected credit losses for the allowance for doubtful accounts and allowance for unbilled receivables based upon its assessment of various factors, including historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. Estimated credit loss allowance is recorded as general and administrative expenses on the condensed consolidated statements of income.

f.	Recently issued accounting standards, not yet adopted:

In August 2020, the FASB issued ASU 2020-06, which simplifies the guidance on the issuer’s accounting for convertible debt instruments by removing the separation models for (1) convertible debt with a cash conversion feature and (2) convertible instruments with a beneficial conversion feature. As a result, entities will not separately present in equity an embedded conversion feature in such debt. Instead, they will account for a convertible debt instrument wholly as debt, unless certain other conditions are met. The elimination of these models will reduce reported interest expense and increase reported net income for entities that have issued a convertible instrument that was within the scope of those models before the adoption of ASU 2020-06. ASU 2020-06 also requires that the effect of potential share settlement be included in the diluted EPS calculation when an instrument may be settled in cash or share. This amendment removes current guidance that allows an entity to rebut this presumption if it has a history or policy of cash settlement. Furthermore, ASU 2020-06 requires the application of the if-converted method for calculating diluted earnings per share, the treasury stock method will be no longer available. The provisions of ASU 2020-06 are applicable for fiscal years beginning after December 15, 2021, with early adoption permitted no earlier than fiscal years beginning after December 15, 2020. The Company is currently evaluating the impact of ASU 2020-06 on its consolidated financial statements.

NICE LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 3:-  FAIR VALUE MEASUREMENTS

The Company applies ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”). Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. The Company measures its investments in money market funds classified as cash equivalents, marketable securities and its foreign currency derivative contracts at fair value.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the inputs as follows:

•

Level 1 - Valuations based on quoted prices in active markets for identical assets that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

•	Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

•	Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, for example, the type of investment, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment and the investments are categorized as Level 3.

The Company’s marketable securities, exchangeable senior notes and foreign currency derivative contracts are classified within Level 2 (see Note 4, 5 and 6).

The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables and trade payables approximate their fair value due to the immediate or short-term maturities of these financial instruments. The carrying amount of the loan approximates its fair value due to the fact that the loan bears a variable interest rate.

NICE LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 4:-  SHORT-TERM AND LONG-TERM INVESTMENTS

Short-term and long-term investments include marketable securities in the amount of $747,371 and $735,717 as of June 30, 2020 and December 31, 2019, respectively and short-term bank deposits in the amounts of $11,547 and $17,444 as of June 30, 2020 and December 31, 2019, respectively.

The following table summarizes amortized costs, gross unrealized gains and losses and estimated fair values of available-for-sale marketable securities as of June 30, 2020 and December 31, 2019:

	June 30, 2020 (Unaudited)				December 31, 2019

	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value

Corporate debentures	$695,068	$17,171	$(335)	$711,904	$687,886	$4,865	$(271)	$692,480

U.S. Treasuries	20,821	533	-	21,354	23,182	82	(2)	23,262
U.S. Government Agencies	14,022	91	-	14,113	19,957	38	(20)	19,975

	$729,911	$17,795	$(335)	$747,371	$731,025	$4,985	$(293)	$735,717

The scheduled maturities of available-for-sale marketable securities as of June 30, 2020 are as follows:

	Amortized cost	Estimated fair value

Due within one year	$171,457	$173,033
Due after one year through five years	558,454	574,338

	$729,911	$747,371

As of June 30, 2020, the Company classified all of its available for sale marketable securities portfolio to short term presentation on the balance sheet since management view has changed such that it views the portfolio as available for use in current operation.

NICE LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 4:-  SHORT-TERM AND LONG-TERM INVESTMENTS (Cont.)

Investments with continuous unrealized losses for less than 12 months and 12 months or greater and their related fair values as of June 30, 2020 and December 31, 2019 are as indicated in the following tables:

	June 30, 2020 (Unaudited)

	Investments with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total Investments with continuous unrealized losses

	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses

Corporate debentures	$17,941	$(311)	$16,185	$(24)	$34,126	$(335)

	December 31, 2019

	Investments with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total Investments with continuous unrealized losses

	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses

Corporate debentures	$70,733	$(117)	$48,658	$(154)	$119,391	$(271)
U.S. Treasuries	—	—	5,005	(2)	5,005	(2)
U.S. Government Agencies	10,974	(20)	—	—	10,974	(20)

	$81,707	$(137)	$53,663	$(156)	$135,370	$(293)

NOTE 5:-  DERIVATIVE INSTRUMENTS

The Company’s risk management strategy includes the use of derivative financial instruments to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates.

ASC 815, “Derivatives and Hedging” (“ASC 815”), requires the Company to recognize all of its derivative instruments as either assets or liabilities on the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, an entity must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

Gains and losses on derivatives instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that are attributable to a particular risk), are recorded in accumulated other comprehensive income (loss) and reclassified into in the same accounting period in which the designated forecasted transaction or hedged item affects earnings.

NICE LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 5:- DERIVATIVE INSTRUMENTS (Cont.)

The Company entered into option and forward contracts to hedge a portion of anticipated New Israeli Shekel (“NIS”), Indian Rupee (“INR”) and Philippine peso (“PHP”) payroll and benefit payments as well as facilities related payments. These derivative instruments are designated as cash flow hedges, as defined by ASC 815 and accordingly are measured in fair value. These transactions are effective and, as a result, gain or loss on the derivative instruments are reported as a component of accumulated other comprehensive income (loss) and reclassified as payroll expenses, facility expenses or finance expenses, respectively, at the time that the hedged income/expense is recorded.

	Notional amount		Fair value (Level 2 within the fair value hierarchy)
	June 30,	December 31,	June 30,	December 31,
	2020 (Unaudited)	2019	2020 (Unaudited)	2019
Option contracts to hedge payroll
expenses ILS	$-	$16,204	$-	$294
expenses INR	21,081	21,904	324	800
Option contracts to hedge facility
expenses ILS	-	1,273	-	19
expenses INR	950	2,006	9	80
Forward contracts to hedge payroll
expenses ILS	58,702	67,139	293	1,333
expenses INR	4,749	10,032	(142)	50
expenses PHP	1,198	2,362	31	64
Forward contracts to hedge facility expenses ILS	1,272	433	11	12
Forward contracts to hedge facility expenses PHP	-	2,546	-	67
Forward contracts to hedge lease obligations PHP	-	4,921	-	-

	$87,952	$128,820	$526	$2,719

The Company currently hedges its exposure to the variability in future cash flows for a maximum period of one year. As of June 30, 2020, the Company expects to reclassify all of its unrealized gains and losses from accumulated other comprehensive income to earnings during the next twelve months.

The fair value of the Company’s outstanding derivative instruments at June 30, 2020 and December 31, 2019 is summarized below:

		Fair value of derivative instruments
		June 30,	December 31,
	Balance sheet line item	2020 (Unaudited)	2019
Derivative assets:

Foreign exchange option contracts	Prepaid expenses and other current assets	$334	$1,194

Foreign exchange forward contracts	Prepaid expenses and other current assets	334	1,525

Derivative liabilities:
Foreign exchange forward contracts	Accrued expenses and other liabilities	$(142)	$—

NICE LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 5:-    DERIVATIVE INSTRUMENTS (Cont.)

The effect of derivative instruments in cash flow hedging relationship on income and other comprehensive income for the six months ended June 30, 2020 and 2019 is summarized below:

	Amount of gain (loss) recognized in other comprehensive income on derivative, net of tax
	Six months ended June 30,
	2020 (Unaudited)	2019 (Unaudited)
Derivatives in foreign exchange cash flow hedging relationships:
Forward contracts	$(68)	$1,530
Option contracts	(1,940)	2,612

	$(2,008)	$4,142

Derivatives in foreign exchange cash flow hedging relationships:

		Amount of gain (loss) reclassified from other comprehensive income into income (expenses), net of tax
		Six months ended June 30,
	Statements of income line item	2020 (Unaudited)	2019 (Unaudited)
Option contracts to hedge payroll and facility expenses	Cost of revenues and operating expenses	$(200)	$480
Forward contracts to hedge payroll and facility expenses	Cost of revenues, operating expenses and financial expenses	44	(143)

		$(156)	$$337

NOTE 6:-    EXCHANGEABLE SENIOR NOTES

In January 2017, the Company issued   $287,500 aggregate principal amount of Exchangeable Senior Notes (the “Notes”) due 2024. The following table summarizes some key facts and terms regarding the outstanding Notes:

Due 2024
Issuance date	January 18, 2017
Maturity date	January 15, 2024
Principal amount	$287,500
Cash coupon rate (per annum)	1.25%
Conversion rate effective September 15, 2023 (per $1000 principal amount)	12.026
Effective conversion price effective September 15, 2023 (per ADS)	$83.15

NICE LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 6:-     EXCHANGEABLE SENIOR NOTES (Cont.)

In the event that the last reported sale price of the company’s ADS for at least 20 Trading Days (whether or not consecutive) during the period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the Exchange Price (“Share Price Condition”) or in the event of the satisfaction of certain other conditions, during set periods, as defined in the indenture governing the Notes, the holders of the exchangeable Senior Notes will have the option to exchange the Notes for (i) cash, (ii) ADSs or (iii) a combination thereof, at the Company’s election.

As of June 30, 2020, and December 31, 2019, the Share Price Condition was triggered and accordingly, the net carrying amount of the Notes is presented in current liabilities.

The Company may provide additional ADSs upon conversion if there is a “Make-Whole Fundamental Change” in the business as defined in the indenture governing the Notes. The Notes are not redeemable by the Company prior to the maturity date apart from certain cases as defined in the indenture governing the Notes.

Debt issuance costs of $5,791 attributable to the Notes are amortized as interest expense over the contractual term of the loan using the effective interest rate.

The carrying values of the liability and equity components of the Notes are reflected in the Company’s accompanying consolidated balance sheets as follows:

	June 30,	December 31,
	2020 (Unaudited)	2019
Principal	$287,500	$287,500
Less:
Debt issuance costs, net of amortization	(3,339)	(3,735)
Unamortized discount	(28,551)	(32,182)

Net liability carrying amount	$255,610	$251,583

Equity component - net carrying value	$51,176	$51,176

As of June 30, 2020, the estimated fair value of the Exchangeable Senior Notes, which the Company has classified as Level 2 financial instruments are $657,837. The estimated fair value was determined based on the quoted bid price of the Exchangeable Senior Notes in an over-the-counter market on the last trading day of the reporting period. As of June 30, 2020, the difference between the net carrying amount of the Exchangeable Senior Notes and estimated fair value represents the equity conversion value premium the market assigned to these Notes. Based on the closing price of the Company’s Ordinary Share on June 30, 2020, the if-converted value of the Exchangeable Senior Notes exceeded the principal amount.

Interest is payable on the debentures semi-annually at the cash coupon rate; however, the remaining debt discount is being amortized as additional non-cash interest expense using an effective annual interest rate equal to the Company’s estimated nonconvertible debt borrowing rate at the time of issuance.

NICE LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 6:-     EXCHANGEABLE SENIOR NOTES (Cont.)

Interest expense related to the Notes is reflected on the accompanying consolidated statements of income as follows:

	Six months ended June 30,
	2020 (Unaudited)	2019 (Unaudited)
Amortization of debt issuance costs	$396	$365
Non-cash amortization of debt discount	3,631	3,479
Interest expense	1,797	1,797

Net liability carrying amount	$5,824	$5,641

Effective interest rate	4.68%	4.68%

Exchangeable notes hedge transactions

In connection with the pricing of the Notes, the Company has entered into privately negotiated exchangeable note hedge transactions with some of the initial purchasers and/or their respective affiliates (the “Option Counterparties”).

Subject to customary anti-dilution adjustments substantially similar to those applicable to the Notes, the exchangeable note hedge transactions cover partial number of ADSs that will initially underline the Notes.

The note hedge transactions are expected generally to reduce potential dilution to the ADSs and/or cash payments the Company is required to make in excess of the principal amount, in each case, upon any exchange of the Notes.

A portion of the call-options can be settled upon a surrender of the same amounts of Notes by a holder. Settlement can be done in cash, ADSs or a combination of both, at the Company’s election.

Concurrently with the Company’s entry into the exchangeable note hedge transactions, the Company has entered into warrant transactions with the Option Counterparties relating to the same number of ADSs (3,457,475), with a strike price of $101.82 per ADS, subject to customary anti-dilution adjustments.

The warrants are exercisable for a period of three months as of the notes maturity date.

NOTE 7:- LEGAL PROCEEDINGS

From time to time the Company or its subsidiaries may be involved in legal proceedings and/or litigation arising in the ordinary course of business. While the outcome of these matters cannot be predicted with certainty, the Company does not believe it will have a material effect on its consolidated financial position, results of operations, or cash flows.

NICE LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 8:-   SHAREHOLDERS’ EQUITY

a.

The Ordinary shares of the Company are traded on the Tel-Aviv Stock Exchange and its American Depositary Shares (“ADSs”), each representing one fully paid ordinary share, par value NIS 1.00 per share of the Company, are traded on NASDAQ.

b.	Share option plans:

The fair value of the Company’s stock options granted to employees and directors for the six months ended June 30, 2020 and 2019 was estimated using the following assumptions:

	Six months ended June 30,
	2020	2019
Expected volatility	19.54%-23.29%	20.40%-21.54%
Risk free interest rate	0.27%-0.29%	2.13%-2.55%
Expected dividend	—	—
Expected term (in years)	3.5	3.5

A summary of the Company’s stock options activity and related information for six months ended June 30, 2020, is as follows:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value
Outstanding at January 1, 2020	1,109,436	22.16	4.35	147,545
Granted	76,772	0.29
Exercised	243,088	29.95
Cancelled	22,054	0.30
Forfeited	8,442	68.07

Outstanding at June 30, 2020	912,624	18.35	4.24	155,961

Exercisable at June 30, 2020	306,751	47.05	3.19	43,618

The weighted-average grant-date fair value of options granted during the six months ended June 30, 2020 and 2019 was $174.46 and $123.55, respectively.

The total intrinsic value of options exercised during the six months ended June 30, 2020 and 2019 was $34,689 and $17,983, respectively.

NICE LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 8:-  SHAREHOLDERS’ EQUITY (Cont.)

The options outstanding under the Company’s stock option plans as of June 30, 2020 have been separated into ranges of exercise price as follows:

Ranges of exercise price	Options outstanding as of June 30, 2020	Weighted average remaining contractual term	Weighted average exercise price	Options exercisable as of June 30, 2020	Weighted average exercise price of options exercisable
		(Years)	$		$
$0.0-0.29	733,032	4.45	0.28	144,333	0.28
$6.72-8.57	2,562	3.95	6.96	2,562	6.96
$15.16	12	0.56	15.16	12	15.16
$37.21-54.95	9,357	4.84	41.16	9,357	41.16
$57.10-85.14	95,831	2.30	71.37	89,352	70.65
$96.74-151.83	71,830	4.67	129.43	61,135	125.55

	912,624	4.24	18.35	306,751	47.05

A summary of the Company’s RSU and the Company’s RSA activities and related information for the six months ended June 30, 2020, is as follows:

Number of RSU and RSA (*)
Outstanding at January 1, 2020	1,537,049

Granted	266,655
Vested	257,955
Cancelled	38,381
Forfeited	5,320

Outstanding at June 30, 2020	1,502,048

(* ) NIS 1 par value which represents approximately $0.29

As of June 30, 2020, the total compensation cost related to nonvested awards not yet recognized was approximately $136,199, which is expected to be recognized over a period of up to four years.

NICE LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 8:-  SHAREHOLDERS’ EQUITY (Cont.)

The total equity-based compensation expense related to all of the Company’s equity-based awards, recognized for the six months ended June 30, 2020 and 2019, was comprised as follows:

	Six months ended June 30,
	2020	2019
Cost of revenues	$4,988	$6,120
Research and development, net	5,864	3,761
Selling and marketing	13,973	11,444
General and administrative	22,681	14,608

Total stock-based compensation expenses	$47,506	$35,933

c.	Treasury shares:

On January 10, 2017, the Company’s Board of Directors authorized a program to repurchase up to $150,000 of Company’s issued and outstanding ordinary shares and ADRs. This share repurchase program commenced on April 7, 2017. On February 12, 2020, the Company’s Board of Directors authorized an additional program to repurchase up to $200,000 of the Company’s issued and outstanding ordinary shares and ADRs, following completion of the program approved in 2017. Repurchases may be made from time to time in the open market or in privately negotiated transactions in accordance with applicable securities laws and regulations. The timing and amount of the repurchase transactions will be determined by the Company’s management and may depend on a variety of factors including market conditions, alternative investment opportunities and other considerations.

These programs do not obligate the Company to acquire any particular amount of ordinary shares and ADRs and each program may be modified or discontinued at any time without prior notice.

d.	Dividends:

On February 13, 2013, the Company announced that the Board of Directors had approved a dividend plan under which the Company paid quarterly cash dividends to holders of the Company’s ordinary shares and ADRs subject to declaration by its Board of Directors. Under Israeli law, dividends may be paid only out of profits and other surplus (as defined in the law) as of the Company’s most recent financial statements or as accrued over a period of two years, whichever is higher, provided that there is no reasonable concern that the dividend distribution will prevent the Company from meeting its existing and foreseeable obligations as they come due.

In 2019 and in the six month ended June 30, 2020 no dividend was declared.

NICE LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 9:-  REPORTABLE SEGMENTS

a.	Reportable segments:

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is its Chief Executive Officer.

	Six months ended June 30, 2020 (Unaudited)
	Customer Engagement (1)	Financial Crime and Compliance (1)	Not allocated	Total
Revenues	$650,025	153,583	-	803,608

Operating income	$119,390	54,539	(58,963)	114,966

	Six months ended June 30, 2019 (Unaudited)
	Customer Engagement (1)	Financial Crime and Compliance	Not allocated	Total
Revenues	$616,237	141,204	-	757,441

Operating income	$117,225	53,798	(65,603)	105,420

(1)	Includes the results of companies which were acquired in 2020 and 2019 and are being integrated within the Customer Engagement segment and Financial Crime and Compliance segment.

The following table presents property and equipment as of June 30, 2020 and December 31, 2019 based on operational segments:

	June 30,	December 31,

	2020	2019
Customer Engagement	$127,302	126,538
Financial Crime and Compliance	13,610	12,437
Non-allocated	2,087	2,672

	$142,999	141,647

NICE LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 9:-  REPORTABLE SEGMENTS (Cont.)

b.	Geographical information:

Total revenues from external customers on the basis of the Company’s geographical areas are as follows:

	Six months ended June 30,

	2020 (Unaudited)	2019 (Unaudited)
Americas, principally the US	$651,889	$594,682
EMEA (*)	90,212	110,005
Israel	2,556	2,555
Asia Pacific	58,951	50,199

	$803,608	$757,441

The following presents property and equipment as of June 30, 2020 and December 31, 2019 based on geographical areas:

	June 30,	December 31,

	2020	2019
Americas, principally the US	$77,288	$78,911
EMEA (*)	4,569	3,886
Israel	52,419	51,011
Asia Pacific	8,723	7,839

	$142,999	$141,647

(* )	Includes Europe, the Middle East (excluding Israel) and Africa.

NOTE 10:-  NET EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share:

1.	Numerator:

	Six months ended June 30,

	2020 (Unaudited)	2019 (Unaudited)
Net income attributable to Nice Ltd’s shareholders	$90,985	$79,122

NICE LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10:-  NET EARNINGS PER SHARE (Cont.)

2.	Denominator (in thousands):

	Six months ended June 30,
	2020	2019
Denominator for basic net earnings per share:
Weighted average number of shares	62,557	61,980
Effect of dilutive securities:
Add - employee stock options and RSU	1,563	1,634
Warrants issued in the exchangeable notes transaction	1,364	591

Denominator for diluted net earnings per share - adjusted weighted average shares	65,484	64,205

The weighted average number of shares related to outstanding anti-dilutive options excluded from the calculations of diluted net earnings per share was 3,720 thousand and 6,889 thousand for six months ended June 30, 2020 and 2019, respectively.

NOTE 11:-  SUBSEQUENT EVENTS

On August 18, 2020, the Company completed the acquisition of Guardian Analytics Inc (“Guardian”) a leading AI cloud-based financial crime risk management solution provider. Upon acquisition, Guardian became a wholly-owned subsidiary of the Company. Powered by the cloud, Guardian simplifies deployments and ongoing operations, optimizing operational resource efficiency. The Company acquired Guardian for consideration of approximately $105,000. The Total consideration is subject to adjustments as stipulated in the share purchase agreement.

- - - - - - - - - - - -